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                            February 2, 2021

       Yancey Spruill
       Chief Executive Officer
       DigitalOcean Holdings, Inc.
       101 6th Avenue
       New York, New York 10013

                                                        Re: DigitalOcean
Holdings, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
22, 2021
                                                            CIK No. 0001582961

       Dear Mr. Spruill:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated December 17, 2020.

       Amended Draft Registration Statement Submitted January 22, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 65

   1. We note the changes to your definition of Net Dollar Retention Rate. Since the metric is designed to demonstrate
your ability to grow revenue from existing customers and you may include revenue
from customers who did not generate revenue in the previous 12 months, please provide
greater context to investors by quantifying the impact of re-
                                                        engaged customers on
your Net Dollar Retention Rate.
 Yancey Spruill
FirstName LastNameYancey
DigitalOcean Holdings, Inc. Spruill
Comapany2,NameDigitalOcean
February   2021              Holdings, Inc.
February
Page 2 2, 2021 Page 2
FirstName LastName
Audited Financial Statements
Note 15. Subsequent Events, page F-33

2. We note in your response to comment 9 that certain secondary share purchase transactions took place between May and November among new and existing investors and "the primary buyers and sellers in such transactions had access to information about the
         Company   s operations and financial condition." It appears these
transactions were at fair
         value since it appears they were between a willing buyer and a willing seller, and both parties had reasonable knowledge of relevant facts. Please explain to us why it is necessary and appropriate to rely upon estimates of value when known fair values are available.
3. We note in your response to comment 9 that in the October and November valuations, the value of the common shares was determined by applying a weighting of the IPO scenario
         (50%) and the sale scenario (50%). In light of the filing date of your DRS, the October
         14th IPO organizational meeting, and your hiring of bankers between the June 2020
         Valuation and the October 2020 Valuation, please explain to us why it is reasonable to only apply a 50% weighting to the IPO scenario. Also tell us of any objective evidence of the Company undertaking a sale during this period, including the nature and extent of any discussions with interested buyers, which would justify assigning a 50% weighting to the sale scenario.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Alison A. Haggerty